Filed by NextGen Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Xos, Inc.

Commission File No. 001-39598

Xos, Inc. Highlights Development of Electric Fleet with Loomis

Partnership with Xos enables Loomis to increase overall corporate sustainability and decrease carbon emissions during transport of cash and valuables in Xos’ fully electric armored trucks

LOS ANGELES, CA – June 24, 2021 – Xos, Inc., a leading manufacturer of fully electric Class 5 to Class 8 commercial vehicles that recently announced a planned business combination with NextGen Acquisition Corporation (NASDAQ: NGAC, “NextGen”), today highlighted how its strategic partnership with the Loomis Group (“Loomis”) to deliver fully electric armored vehicles for the transport of cash and other valuables has enhanced the delivery experience for Loomis drivers and improved Loomis’ environmental footprint.

For more information on the deployment of Loomis’ fleet of electric armored vehicles, please watch the following short video.

Xos vehicles have been deployed in field operations since 2018, with a customer base that includes UPS, Loomis, Lonestar, and Wiggins, and develops its 100% electric vehicles to meet each customer’s unique needs and specifications. For Loomis, Xos developed Class 6 electric armored vehicles designed to satisfy Loomis’ security requirements and mission objectives, supported by Xos’ X-Platform (Xos’ proprietary, purpose-built vehicle chassis platform). Xos is currently preparing to deliver 20 additional vehicles to be deployed across New Jersey, North Carolina, California, and Texas by the end of the year.

“This partnership demonstrates the flexibility of Xos’ platform and the numerous opportunities for Xos’ proprietary technology to enable the electrification of last-mile fleets with highly specific needs,” said Dakota Semler, Xos’ Co-Founder and CEO. “Loomis is a unique customer in that they are a fleet of armored vans that carry cash and other valuables, so strict security requirements are in place. For security reasons, the vehicles must constantly run while en-route , resulting in significant idling time. We are excited that Loomis chose Xos to begin to electrify their fleet as it underscores the effectiveness, durability, and reliability of our vehicles.

“Loomis possesses extremely high standards regarding our responsibility to our customers and the safety of their goods, and this mission supports our deep commitment to running a business that is sustainable over the long-term,” said Jenny Palmblad, Sustainability Manager at Loomis. “We chose to partner with Xos to begin to electrify our transport fleet as Xos was able to promptly deliver a vehicle to the road that meets all of our key specifications, including range, payload capacity, ease of operation, and ease of charge. Xos’ trucks have proven to be silent and easy to drive, with no heavy feel despite our vehicles’ large size, and have significantly enhanced our drivers’ delivery experience.

“Loomis has taken a significant step forward in our endeavors to reduce our carbon emissions thanks to our collaboration with Xos, and the electric fleet that we have developed together is a testament to what innovation can do,” Ms. Palmblad added.

Xos expects to close its previously announced business combination with NextGen in the third quarter of 2021.

About Xos, Inc.

Xos, Inc. is an electric mobility company dedicated to decarbonizing commercial trucking fleets. Xos designs and manufactures cost-competitive, fully electric commercial vehicles. The company’s primary focus is on medium- and heavy-duty commercial vehicles that travel on last mile, back-to-base routes of less than 200 miles per day. The company leverages its proprietary technologies to provide commercial fleets with zero-emission vehicles that are easier to maintain and more cost efficient on a total cost of ownership (TCO) basis than their internal combustion engine and commercial EV counterparts. For more information, please visit xostrucks.com.

About Loomis

Loomis offers safe and effective comprehensive solutions for the distribution, handling, storage and recycling of cash and other valuables. Loomis customers are banks, merchants and other operators. Loomis operates through an international network of more than 400 branches in more than 20 countries. Loomis employs around 23,000 people and had revenue in 2020 of approximately SEK 18.8 billion. Loomis is listed on Nasdaq Stockholm Large-Cap list.

About NextGen

NextGen Acquisition Corporation is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NextGen is led by George Mattson, a former Partner at Goldman, Sachs & Co., and Gregory Summe, former Chairman and CEO of Perkin Elmer and Vice Chairman of the Carlyle Group. NextGen is listed on NASDAQ under the ticker symbol "NGAC." For more information, please visit www.nextgenacq.com.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This document relates to a proposed transaction between Xos and NextGen. This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen initially filed a registration statement on Form S-4 with the SEC on May 14, 2021, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). The proxy statement/prospectus will be sent to all NextGen shareholders. NextGen also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov.

The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/nextgen-i.html or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Participants in the Solicitation

NextGen and Xos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from NextGen’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus. You may obtain a free copy of this document as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Xos and NextGen, including statements regarding the anticipated timing of the transaction and the products, customers and markets of Xos. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen's initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Xos’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Xos and potential difficulties in Xos employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Xos or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the 7 competitive and regulated industries in which NextGen plans to operate or Xos operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Xos’s business, Xos’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive electric vehicle industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-248921), the registration statement on Form S-4 discussed above, the proxy statement/prospectus and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward looking statements, and Xos and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Xos nor NextGen gives any assurance that either Xos or NextGen, or the combined company, will achieve its expectations.

Contacts

Xos Investor Relations

investors@xostrucks.com

Xos Media Relations

press@xostrucks.com

NextGen

info@NextGenacq.com